SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 26, 2009.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 26, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated January 26, 2009, the Company reported that continuing with its expansion plan in South America duly informed, through its 100% controlled subsidiary Agrology it has made a capital contribution in species into CRESCA S.A. a company duly organized under the laws of the Republic of Paraguay. This contribution consists in the 50% of 5 undivided plots of land, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, República del Paraguay, with the following surfaces, 1) 11,930 hectares 9,965 mts2; 2) 2,607 hectares, 8,428 mts2, 9,370 cm2; 3) 9,130 hectares, 7,186 mts2, 3,000 cm2; 4) 9,130 hectares, 7,186 mts2, 3,000cm2; 5) 9,130 hectares, 7,186 mts2, 3,000 cm2 respectively, acquired to Carlos Casado S.A.

The price of the acquisition, which Cresud had done on behalf of Agrology S.A., according to the information provided to Comisión Nacional de Valores (“CNV”) on September 3, 2008, was U$S 5,241,365.

Therefore, with the contribution of Carlos Casado S.A., the resulting contribution to Cresca S.A. is U$S 10,482,750.

Moreover and concerning the information mentioned above, Cresud consolidates its expansion plan in the agricultural business abroad, through its partnership with Carlos Casado S.A. with the aim to participate in the real estate market, forestry, agriculture, and livestock business in this region.

This is a consequence of the efforts directed to position Cresud as the best vehicle to accomplish opportunities in the region towards consolidating a regional portfolio with a great appreciation potential.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 26, 2009.